SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

     .Form 10-K

     . Form 11-K

     . Form 20-F

☒Form 10-Q

     . Form N-SAR

     For Period Ended: June 30, 2011

     . Transition Report on Form 10-K

     . Transition Report on Form 10-Q

     . Transition Report on Form 20-F

     . Transition Report on Form N-SAR

For the Transition Period Ended: _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________________________

________________________________________________________________________

PART I

REGISTRANT INFORMATION

Full name of registrant

Shrink Nanotechnologies, Inc.

Former name if applicable

Address of principal executive office

4100 Calit2 Bldg.

City, state and zip code

Irvine, California 92697-2800

PART II

RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

X

(a)

The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form 10-Q, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)

The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

The process of compiling and disseminating the information required to be included in the Form 10-Q for the period ended June 30, 2011, could not be completed without incurring undue hardship and expense. Specifically, and without limitation,  the Form 10Q is required to reflect the sale of BlackBox Delaware and issuance of registrants shares and receipt of share and cash consideration from the purchaser.  The registrant undertakes to file such quarterly report no later than the five days after its original due date.

PART IV

OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Mark L. Baum	(858)	751-7377
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

                                                        Yes  X    No      ..

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                        Yes  X    No      .

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant’s financial statements will reflect the spinoff on June 3, 2011 (the “BlackBox Sale”), of its wholly owned subsidiary, BlackBox Semiconductor, Inc., a Delaware corporation (“BlackBox Delaware”) to BlackBox Semiconductor, Inc., a corporation organized under the laws of Nevada (“BlackBox Acquiror”).  Specifically, the Company’s financial statements will be required to reflect, the Sale of BlackBox Delaware (which is the license holder under an agreement with the University of Chicago), and issuance of 14,000,000 shares of common stock, par value $0.001 per share of the registrant to BackBox Acquiror, in exchange for $75,000 to be paid on or before December 31, 2011, and issuance to the registrant of 27,030,000 shares of BlackBox common stock.

Shrink Nanotechnologies, Inc.

 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2011

By: /s/ Mark L Baum

Name: Mark, L. Baum

Title: Chief Executive Officer